SEC 1745 (6-01)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden hours per response. . . 14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

eCollege.com

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27887E 10

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

CUSIP No. ..27887E 10.................................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blumenstein Thorne Information Partners I, L.P........

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	........................................................................................................................
	(b)	........................................................................................................................

3.	SEC Use Only .................................................................................................................................

4.	Citizenship or Place of Organization: Delaware...................................................

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power ........2,622,975 (See Note 1 under Item 4).............

		6.	Shared Voting Power ........0....................................................................

		7.	Sole Dispositive Power...... 2,622,975 (See Note 1 under Item 4)........

		8.	Shared Dispositive Power .........0...........................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.....2,622,975 (See Note 1 under Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).....

11.	Percent of Class Represented by Amount in Row (9) ....15.1%............................

12.	Type of Reporting Person (See Instructions) PN

................................................................................................................................................

Item 1.
(a)	Name of Issuer: eCollege.com
(b)	Address of Issuer's Principal Executive Offices: 10200 A East Girard Avenue; Denver, CO 80231

Item 2.
(a)	Name of Person Filing: Blumenstein/Thorne Information Partners I, L.P.
(b)	Address of Principal Business Office or, if none, Residence: 270 E. Westminster; 2nd floor, Lake Forest, IL 60045
(c)	Citizenship: Incorporated in Delaware
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 27887E 10

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,622,975 (See Note 1)
(b)	Percent of class: 15.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 2,622,975 (See Note 1)
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 2,622,975 (See Note 1)
	(iv)	Shared power to dispose or to direct the disposition of 0
Note 1: Includes options to purchase 1,000,000 shares of Common Stock exercisable within 60 days of February 5, 2002.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2002 Date
Blumenstein/Thorne Information Partners I, L.P.
By:	Blumenstein/Thorne Information Partners, L.L.C. as General Partner Signature
By:	/s/ Jack Blumenstein Jack Blumenstein Co-President